Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Michael D. Mabry
mmabry@stradley.com
215-564-8011

May 30, 2018

Via EDGAR Correspondence

Jaea Hahn
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       Delaware Enhanced Global Dividend and Income Fund

Dear Ms. Hahn:

We represent Delaware Enhanced Global Dividend and Income Fund (the "Fund"), a closed-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act") whose common shares are listed for trading on NYSE MKT (symbol: DEX).  We would like to bring several items to your attention in connection with the proxy statement for the 2018 Annual Shareholders' Meeting of the Fund (the "Saba Proxy Statement") filed by Saba Capital Management, L.P. ("Saba") on May 23, 2018.  As set forth more fully below, we believe these items may be materially false or misleading for purposes of Rule 14a-9 under the Securities Exchange Act of 1934.  Parenthetical page references are to the Saba Proxy Statement.

1. Interested Person Status of Saba-Affiliated Nominees

Saba's proxy states at page 8 that "we believe that the Nominees are not and will not be 'interested persons' of the Fund within the meaning of section 2(a)(19) of the 1940 Act."  We believe that this statement is false and misleading as a matter of law.  In addition, we believe that the Saba Proxy Statement has materially omitted the adverse consequences to the Fund if the Board fails to maintain a majority of trustees who are not "interested persons," and the adverse consequences that will result if Saba becomes a "controlling person" of the Fund for purposes of Section 2(a)(9) of the 1940 Act.

Philadelphia, PA • Washington, DC • New York, NY • Chicago, IL
A Pennsylvania Limited Liability Partnership

Jaea Hahn
Senior Counsel
May 30, 2018

a.	The Saba-Affiliated Nominees should be considered "interested persons" of the Fund, if elected.

Five (5) of the eight (8) Saba nominees are senior officers and/or employees of Saba, namely Messrs. Benkiewicz (Co-Founder and Portfolio Manager), Kazarian (Portfolio Manager), Sapru (Controller), and Weinstein (Partner and Portfolio Manager), and Ms. Cao (Chief Risk Officer) (collectively, the "Saba-Affiliated Nominees").  As a result, if Saba's entire slate is elected, its senior officers and employees will hold five (5) out of (9) seats on the Fund's Board, and Saba will therefore control the Fund because it will irrefutably possess "the power to exercise a controlling influence over the management or policies of a company" through its senior officers and employees that constitute a majority of the Fund's Board.1

The Saba-Affiliated Nominees are "affiliated persons" of Saba as defined in Section 2(a)(3)(D) of the 1940 Act by virtue of being senior officers and employees of Saba and, if elected, will be "affiliated persons" of the Fund under the same sub-section by virtue of being trustees of the Fund.  Section 2(a)(19)(A)(i) generally provides that an "affiliated person" of a registered investment company is also an "interested person" of the investment company.  Clause (aa) at the end of Section 2(a)(19)(A) provides in relevant part that "no person shall be deemed to be an interested person of [a registered] investment company solely by reason of (aa) his being a member of its board of directors." (emphasis added).  In the present case, however, the Saba‑Affiliated Nominees (if elected) would still be interested persons under Section 2(a)(19)(A)(i) because their interest does not arise solely by reason of being trustees of the Fund, but also because they are senior officers and employees of Saba – a controlling person of the Fund – and would be the instruments through which Saba would exercise its control over the Fund.

The U.S. Securities and Exchange Commission (the "Commission") has found that a fund director's position with a company that controls the fund may preclude reliance on the "solely by reason" exception in clause (aa) of Section 2(a)(19)(A), resulting in the fund director being considered an "interested  person" of the fund.  In Business Property Associates, Investment Company Act Release No. 449 (Feb 19, 1943), where the trustees of an applicant trust also served as trustees of five subsidiary real estate trusts, the Commission found that "the control which applicant exercises over these [real estate] trusts is not solely the result of the official positions which its trustees hold with these [real estate] trusts."  Likewise, in Transit Investment Corp. and Broad Street Trust Co., Investment Company Act Release No. 927 (July 30, 1946), reversed on other grounds, Investment Company Act Release No. 939 (Aug 15, 1946), the Commission held that a president of an investment company held his position as "a result of his power rather than the source of his power, and that his power over [the investment company] is not . . .'solely the result of an official position with such company.'"  Similarly, in the present

[1]
1940 Act Sec. 2(a)(9). See also, United Chemicals, Inc., Investment Company Act Release No. 930 (Aug. 5, 1946) (a holding company was held to exercise control over a chemical company where, in part, the directors of the holding company constituted a majority of the board of directors of the chemical company).

Jaea Hahn
Senior Counsel
May 30, 2018

case, the interest of the Saba-Affiliated Nominees on the Board, if elected, would arise not "solely by reason" of their position as trustees, but as a result of their being senior officers and employees of Saba, through whom Saba would control the Fund.2

The staff of the Commission (the "Staff") and has likewise historically treated the definition of "interested person" broadly because of the important role of independent directors3 in acting as "watchdogs" who represent shareholder interests.4  This includes treating directors as "interested persons" because they are officers or employees of entities that control an investment company.  For example, in Creative Capital Corp., SEC No-Action Letter (Nov. 24, 1971), a vice president of a bank that owned 43% of the outstanding voting securities of registered investment company, and who was on the board of the registered investment company, was deemed to be an interested person of the investment company because of the bank's control of the registered investment company (and, by implication, the vice president's affiliation with the bank), even though he was not deemed to be an interested person by virtue of being a member of the board or an owner of the registered investment company's securities.  Similarly, the Staff has found impediments to fund director independence based on officer-director entanglements in circumstances much more attenuated than the direct senior officer/employee positions present with the Saba-Affiliated Nominees.  In Southwestern Investors, Inc., SEC No-Action Letter (May 14, 1971), for example, the Staff withheld no-action assurance that a nominee would be considered an independent director of an investment company, where the president of the investment company's investment adviser and principal underwriter was a director of the company for whom the nominee served as president.

In all of the foregoing precedent, the individual(s) in question might have been deemed to be "second tier" affiliates of the applicable investment company, yet we are not aware of any precedent in which the Commission or a court interpreting the 1940 Act has deemed a trustee to be independent where the trustee is an officer, director or employee of a controlling person of the investment company.  Moreover, it is evident from the titles of the Saba-Affiliated Nominees that, as senior officers and employees of Saba, any one of them (and certainly all of them) are controlling persons of Saba insofar as they possess "the power to exercise a controlling influence over the management or policies" of Saba.5    To separate Saba's control over the Fund from the Saba-Affiliated Nominees who control Saba would elevate form over substance because controlling companies can only act through their officers and employees.  Such a result would be wholly inconsistent with the established Commission and Staff precedent cited above.

[2]	Significantly, on page 9 of the Saba Proxy Statement, Saba reserves the right to select a substitute candidate in the event that a Saba nominee is unable to stand for election.
[3]
This letter uses the term "independent director" or "independent trustee" to refer to a director or trustee who is not an "interested person" of an investment company pursuant to Section 2(a)(19)(A) of the 1940 Act.

[4]	Burks v. Lasker, 441 U.S. 471, 484 (1979) (quoting Tannenbaum v. Zeller, 552 F.2d 402, 406 (2d Cir. 1979)).
[5]	The Commission has long recognized that the definition of "control" in Section 2(a)(9) allows for more than one person to control a company.

Jaea Hahn
Senior Counsel
May 30, 2018

Accordingly, the Saba-Affiliated Nominees should be considered "interested persons" of the Fund if elected, and the failure to so disclose in the Saba Proxy Statement constitutes a material misstatement and omission.

b.	Consequences of the Saba-Affiliated Nominees being "interested persons" of the Fund, if elected.

Because the Saba-Affiliated Nominees, if elected, would be interested persons of the Fund, upon their election the Fund would face immediate adverse regulatory consequences.  The Saba Proxy Statement omits these consequences.

If Saba's slate, including the Saba-Affiliated Nominees, are elected, the Fund would no longer be able to rely on the fund governance standards in Rule 0-1, since the Board would no longer consist of a majority of independent trustees (i.e., at most, only four (4) of the nine (9) trustees would be independent).  Rule 0-1(a)(7) of the 1940 Act is currently interpreted to require that at least a majority of directors of a registered investment company be independent, and the Fund has historically met this requirement in order to rely on the Commission's exemptive rules, orders and no-action positions.  The Fund would be unable to rely on these exemptive rules if it fails to meet the Fund governance requirements.6  Accordingly, Saba's failure to disclose these consequences in the Saba Proxy Statement is a material omission.

Similarly, Section 10(a) of the 1940 Act provides that a registered investment company's board may not have interested persons comprise more than 60% of the Board.  If either (i) the Fund's remaining trustee on the Board (i.e., the "ninth" seat not elected from Saba's eight nominees) is an interested person of the Fund's investment adviser, or (ii) the Fund's remaining trustee on the Board resigns, then more than 60% of the Board would be interested persons of the Fund, in violation of Section 10(a).7  Saba's failure to disclose the consequences of this event or how Saba would address it is a material omission in the Saba Proxy Statement.

2. Affiliated Transaction Consequences of the Saba-Affiliated Nominees being elected.

Even if the Staff breaks with historical precedent and does not consider the Saba‑Affiliated Nominees, if elected, to be interested persons of the Fund, Saba would nonetheless control the Fund through its Saba-Affiliated Nominees (if elected) by virtue of their holding a majority of Board seats.  Accordingly, the Fund will be under common control with all

[6]
For example, the Fund could not rely on rely on the exceptions for (i) affiliated underwritings under Rule 10f-3,  (ii) purchases and sales of securities between affiliated funds under Rule 17a-7, (iii) affiliated brokerage transactions under Rule 17e-1,  or (iv) joint fidelity bonds under Rule 17g-1.

[7]	Six (6) out of nine (9) trustees would be interested persons of the Fund in the case of (i); five (5) out of eight (8) would be interested persons of the Fund in the case of (ii).

Jaea Hahn
Senior Counsel
May 30, 2018

of the other entities controlled by Saba (the "Saba Affiliates"),8 including the Saba Closed-End Funds ETF (Bats: CEFS), a registered investment company sub-advised by Saba and operating as an exchange-traded fund ("ETF") (the "Saba ETF").  As a result, Saba and the Saba Affiliates would be affiliated persons of the Fund pursuant to Section 2(a)(3)(C).9  This raises a significant affiliated transaction issue in connection with Saba's implementation of Proposal 2 (the "Saba Proposal") if its nominees, including the Saba-Affiliated Nominees, are elected and Proposal 2 is passed.

The Saba Proposal would have the Fund conduct an unlimited tender offer, but in the event that more than 50% of the Fund's shares are tendered, cancel the tender offer and instead either convert the Fund to an open-end fund or liquidate the Fund.  Shareholders reading the Saba Proxy Statement will reasonably assume (absent any statement to the contrary) that, if Saba's slate is elected, and the Saba Proposal is likewise passed, the newly constituted Board would implement the Saba Proposal, and the Saba-Affiliated Nominees, who would comprise a majority of the Board, would possess sufficient votes to enact it.

Section 17(d) of the 1940 Act provides, in relevant part:

It shall be unlawful for any affiliated person of . . . a registered investment company . . . or any affiliated person of such a person . . . acting as principal to effect any transaction in which such registered company, or a company controlled by such registered company, is a joint or a joint and several participant with such person . . . or affiliated person, in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by such registered or controlled company on a basis different from or less advantageous than that of such other participant.

Rule 17d-1(a) thereunder provides, in relevant part:

No affiliated person of . . . any registered investment company . . . and no affiliated person of such a person . . .  acting as principal, shall participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which any such registered company, or a company controlled by such registered company, is a participant . . . unless an application regarding such joint enterprise, arrangement or profit-sharing plan has

[8]	We believe the Saba Affiliates are those set forth in response to Item 2(a) of the Schedule 13D filed by Saba for the Fund on January 10, 2018, which includes the Saba ETF.
[9]
According to Saba's filings for the Fund on Schedule 13D and Form 4, Saba is currently an affiliated person of the Fund because of Saba's ownership or control of more than 5% of the outstanding voting securities of the Fund pursuant to Section 2(a)(3)(A) of the 1940 Act, and the Saba Affiliates, including the Saba ETF, are therefore currently second-tier affiliates of the Fund.  Both Section 17(d) and Rule 17d-1 apply to both first-tier affiliates and second-tier affiliates.

Jaea Hahn
Senior Counsel
May 30, 2018

been filed with the Commission and has been granted by an order entered prior to the submission of such plan or modification to security holders for approval, or prior to such adoption or modification if not so submitted . . . .

Rule 17d-1(c) defines a "Joint enterprise or other joint arrangement or profit-sharing plan" in relevant part as:

any written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company . . . and any affiliated person of . . . such registered investment company, or any affiliated person of such a person . . . have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking, including, but not limited to, any stock option or stock purchase plan . . . .

The measures set forth in the Saba Proposal, if enacted by a Fund Board controlled by Saba and the Saba-Affiliated Nominees, would meet the definition of a "joint enterprise or other joint arrangement or profit-sharing plan" for purposes of Rule 17d-1(c).  Specifically, the Saba Proposal represents a joint transaction in which the Fund would participate, together with the Fund's affiliates, i.e., Saba and the Saba Affiliates.  The Fund, however, would be participate in the transaction under the Saba Proposal "on a basis different from or less advantageous than that of other participants," insofar as the Fund would be tendering its shares, open-ending and redeeming its shares, or liquidating altogether, in each case bearing all of the costs associated therewith; whereas Saba and the Saba Affiliates would profit by tendering their Fund shares, redeeming them if the Fund is converted to an open-end fund, or by receiving their pro rata proceeds of Fund shares in a liquidation of the Fund, in each case not having borne any of the costs associated therewith.10

We are unaware of any exemptive application filed under Rule 17d-1 by Saba, the Saba Affiliates, or the Saba-Affiliated Nominees to participate with the Fund in this joint enterprise.  Even is such an application were filed, we believe it unlikely that the Commission would approve it, considering that it does not meet the fundamental requirement of Section 17(d) and Rule 17d‑1(b) that such joint or joint and several participation not be "on a basis different from or less advantageous than that of other participants."  Accordingly, we believe that the Saba Proxy Statement materially omits disclosure of the requirement to file an exemptive application under Rule 17d-1, the time and expense involved to the Fund, and the likelihood (or lack thereof) of success.11

[10]
See also, "Commission Statement" in Mexico Fund, Inc., Investment Company Act Release No. 25729 (Sept. 13, 2002), discussed below, regarding the requirements of Section 17(d) and Rule 17d-1 in the context of an agreement to reimburse the costs of a proxy contest.

[11]
We note that Saba might already be in violation of Section 17(d) and Rule 17d-1 insofar as the Saba ETF is listed on Saba's Schedule 13D as participating in the present proxy campaign, but for which no application appears to have been filed to permit Saba and the Saba ETF to participate alongside the other Saba Affiliates.   Moreover, the Saba ETF's prospectus dated March 30, 2018 states only that "the [Saba ETF] may invest in Underlying Funds that are, or the Sub-Adviser [i.e., Saba] believes may become, the subject of an activist campaign by a shareholder, such as a proxy contest, whose aim is to eliminate or reduce the discount to the Underlying Fund's net asset value. Such activism may be initiated by the Sub-Adviser or by third parties."  Nowhere does the current prospectus or related statement of additional information ("SAI") discuss the Saba ETF's actual participation in activist campaigns initiated by Saba along with the other Saba Affiliates – pursuant to Section 17(d) or otherwise.  Nor do these activities appear to be addressed in the proxy voting guidelines included in the Saba ETF's SAI, including whether, to the extent that Saba ETF holds Fund shares in accordance with Section 12(d)(1)(f), it will vote Fund shares in accordance with Section 12(d)(1)(E).

Jaea Hahn
Senior Counsel
May 30, 2018

3. Recovery of Proxy Solicitation Expenses.

The Saba Proxy Statement states on page 13 that: "[i]f successful, Saba may seek  reimbursement of these [proxy solicitation] costs from the Fund."  It further states that: "[c]osts related to the solicitation of proxies include expenditures for attorneys, public relations and other advisors, solicitors, printing, advertising, postage, transportation, litigation, and other costs incidental to the solicitation." These statements are inconsistent with the "Commission Statement" in Mexico Fund, Inc., Investment Company Act Release No. 25729 (Sept. 13, 2002), in which the Commission stated, in relevant part:

[T]he Commission takes this opportunity to remind the fund industry of the importance of the requirements of section 17(d) and rule 17d-1 particularly in the context of an agreement to reimburse the costs of a proxy contest. These provisions broadly prohibit certain joint transactions or arrangements between registered investment companies and their affiliates without the Commission's advance approval. Approval must be sought from the Commission prior to investment companies engaging in reimbursement agreements of this type.

The Commission considers it essential that the industry carefully scrutinize any use of fund assets to reimburse proxy contestants, and cautions the industry to refrain from effecting inappropriate reimbursement arrangements. (emphasis added)

Saba's statement that its Board nominees would consider such reimbursement if elected in advance of any such Board consideration suggests the existence of an "inappropriate reimbursement arrangement" as prohibited by the Commission Statement. We believe that it is materially misleading for Saba to suggest that it may recover proxy contest costs in contravention of the Commission Statement, as well as a material omission not to disclose the requirement that it first obtain exemptive relief under Rule 17d-1 of the 1940 Act before it can make any such recovery.

Jaea Hahn
Senior Counsel
May 30, 2018

4. Performance Data.

The performance table on page 3 of the Saba Proxy Statement, which claims to represent the performance shown in the Fund's March 31, 2018 Fact Sheet, is incorrect for both the Fund and the S&P 500 for every time period.  Presentation of false performance information is per se false and misleading.

5. Promissory Statements.

The Note to Rule 14a-9 expressly lists "[p]redictions as to specific future market values" as "examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section."  The Saba Proxy Statement makes a number of promissory misleading statements about specific future market values of the Fund's shares, with no likelihood or support for the outcomes that Saba asserts, particularly where intervening market movements generally, or fluctuations in the prices of the Fund's portfolio securities, could produce a different result:

•
"If Saba's proposal for tender and nominations fails, we believe it is likely that DEX will return to its historical discount to NAV which could lead to a substantial loss for all investors." (p. 3, emphasis added).

•	"A reduction in the discount means that the shares of DEX will trade at a higher price." (p. 3, emphasis in bold in original).
•	"Additionally, voting "FOR" Proposal 2 for the Board to consider a self-tender could lead to a higher share price return." (p. 4, emphasis in bold and underline in original).
•	"Now is the time to make a change that we believe will enhance the value of your investment." (p. 4, emphasis added).
•
"We urge you to support our proposals by voting the GOLD proxy card today, which we believe will allow all shareholders to realize the NAV for your investment. This additional return will immediately offset some of the lagging performance we ALL have endured as a result of being an investor in DEX over the past years." (p. 4, emphasis added in italics; other emphasis original).

While we acknowledge that proxy fights always entail a certain degree of hyperbole, the unsubstantiated, promissory claims in the Saba Proxy Statement about Fund performance are wholly inconsistent with regulatory requirements on presentation of performance – especially future performance – under the 1940 Act, related Federal securities laws such as Rule 482, and FINRA standards.
6. Statements About the Fund's Discount.

The Saba Proxy Statement makes false, misleading or unsubstantiated statements about the Fund's market price discount to NAV:

Jaea Hahn
Senior Counsel
May 30, 2018

•
"As a result of what we believe to be the continued poor investment performance of DEX, its common shares trade at a significant discount to the Fund's net asset value, or "NAV" (p. 2, emphasis added). As of May 25, 2018, the Fund's discount was –5.21%, which is below the -6.30% average closed-end fund discount provided on the Closed-End Funds Center website cited by Saba as the source of closed-end fund industry discount data.[12] Given that the current Fund's discount is less than the average closed-end fund discount, it is false and misleading to refer to the Fund's discount as "significant."

•
"The Fund's excessive discount level indicates that the market has lost faith in the Fund's adviser's ability to significantly add to shareholder value." (p. 10, emphasis added).  Again, the reference to an "excessive discount" is factually incorrect and misleading.

7. Managed Distribution Policy.

The Saba Proxy Statement makes false and misleading statements about the Fund's revised managed distribution policy:
•
The Saba Proxy Statement falsely states that the Fund "is creating a tax bill for all shareholders that may come due when we receive our Form 1099s for 2018." (p. 4). In fact, the Fund's income is always distributed monthly, and the capital gains distributed to shareholders monthly pursuant to the Fund's exemptive order would have otherwise been distributed in a single lump sum at year-end. It is therefore materially misleading for the Saba Proxy Statement to suggest that the managed distribution policy is somehow generating distributions on which additional taxes would be paid.

•
The Saba Proxy Statement falsely states that the Fund's Board adopted the managed distribution policy "to create the perception amongst shareholders that DEX is generating substantial investment income." (p. 4).  Saba maligns the Board by implying that it has purposely misled Fund shareholders in approving the revised managed distribution policy. In fact, as required by the Commission's exemptive order, the Fund's press releases describing the managed distribution policy include clear and transparent discussions of the composition of the distributions.

•
"We also believe the Board needs fresh ideas and an independent perspective to address DEX's discount". (p. 1).  This statement materially omits the Board's recent adoption of the managed distribution policy, which the Saba Proxy Statement expressly acknowledges on page 4. Moreover, on May 25, 2018, the Board announced two additional initiatives to manage the Fund's discount. While the 20% tender offer and potential annual tender offer were announced after the preliminary version of the Saba Proxy Statement was filed, these announcements make Saba's related statement even more false and misleading.

[12]	Available at https://www.cefa.com/newsarchive/content/discount/premiumdiscountarchive.fs.

Jaea Hahn
Senior Counsel
May 30, 2018

8. Other False and Misleading Statements.

The Saba Proxy Statement makes additional false and misleading statements:

•
"We believe our actions so far have resulted in increased returns for shareholders of the Fund through a narrowing of discount to NAV." (p. 3).  Saba falsely implies that its actions in submitting a shareholder proposal and nominating trustee candidates (or perhaps even in acquiring Fund shares) led to the Fund's discount narrowing.  In fact, the Fund's discount began to narrow significantly when the Board announced its revisions to the managed distribution policy, well before Saba submitted its shareholder proposal or filed the preliminary Saba Proxy Statement.  The discount has remained stable in mid-single digits even on days with relatively low trading volume. The evidence is therefore highly suggestive that it is the Board's managed discount policy rather than Saba's activism that has narrowed the discount.

•
The Saba Proxy Statement falsely states that all shareholders can "[vote] via Internet or by telephone by following the instructions on the GOLD proxy card." (pp. 2 and 9).  Beneficial owners can vote broker instruction cards by phone or internet, but direct/record holders of the Fund cannot vote by phone or internet. To suggest otherwise is misleading because direct/record holders can only vote by mailing back a proxy card.

•
"PLEASE DO NOT SIGN OR RETURN A [ _ ] PROXY CARD FROM THE TRUST, EVEN IF YOU INSTRUCT TO "ABSTAIN" ON THEIR TRUSTEE NOMINEES. DOING SO WILL REVOKE ANY PREVIOUS VOTING INSTRUCTIONS YOU PROVIDED ON THE GOLD PROXY CARD." (p. 11, emphasis original).  As stated correctly on page 9, "[a] shareholder cannot abstain in the election of trustees . . ." Therefore this reference to abstentions in connection with the election of trustees is false and misleading.

•
If the Participants may be deemed to beneficially own shares of the Fund, as stated on page 15 of the Saba Proxy Statement, then such ownership should also be disclosed on the Nominee Fund ownership table shown on page 8 of the Saba Proxy Statement.

* * *
In light of the foregoing, we respectfully request that the Staff require Saba to correct the false and misleading statements identified above.

Please feel free to contact me directly at 215.564.8011 or mmabry@stradley.com with any questions or comments.

Very truly yours,

/s/ Michael D. Mabry

Michael D. Mabry